UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68304

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING_____**01/01/2025**_____AND ENDING **12/31/2025**____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tower Principal Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

  111 Coleman Blvd, Suite 404
                                                (No. and Street)

Mt. Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

  RSM US LLP
                        (Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Sean Concannon**   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Tower Principal Markets LLC**   , as of **December 31**, **2025** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Principal Financial Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TOWER PRINCIPAL MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TOWER PRINCIPAL MARKETS LLC

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Manager and Member of Tower Principal Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tower Principal Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
February 24, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

TOWER PRINCIPAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS		
Cash	$	922,081
Receivable from clearing brokers		54,384,895
Financial instruments owned, at fair value		566,110,815
Other assets		2,374,536
Total Assets	$	623,792,327
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	520,070,321
Accounts payable and accrued expenses		1,812,287
Due to Tower Research Capital LLC and Affiliates (Note 9)		10,516,034
Total Liabilities		532,398,642
Member's equity		91,393,685
Total Liabilities and Member's equity	$	623,792,327

TOWER PRINCIPAL MARKETS LLC

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1. Nature of business and summary of significant accounting policies

Nature of Business

Tower Principal Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company was formed in February 2022 and approved as a broker dealer in April 2023. The Company's operations consist primarily of trading in, but not limited to, exchange-traded funds ("ETFs"), options, fixed income securities, and futures in the United States. The Company is also trading for its own account as an approved market maker trading, primarily making markets in ETFs and options.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2025.

The Company transacts business solely for its own account and not for the account of any customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Financial Instruments - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day.

U.S. government securities are valued using quoted market prices and are generally categorized within Level 1 of the fair value hierarchy. determined using recently executed market transactions observable via membership organizations and prices disseminated by third parties.

TOWER PRINCIPAL MARKETS LLC

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1. Nature of business and summary of significant accounting policies (continued)

Corporate, municipal, and foreign sovereign debt securities are categorized within Level 2 of the fair value hierarchy.

Futures contracts traded on exchanges are valued at the exchange settlement price on the last trading day of the year.

Options contracts traded on exchanges are valued at their last reported sales price as of the valuation date.

Interest and Dividend Income and Expense

Interest income and expense is recorded on the accrual basis. Dividend income and expense is recorded on the ex-dividend date.

Revenue and Expense Recognition from Securities and Derivative Transactions

Securities and derivative transactions and the related revenues and expenses are recorded on the trade-date basis, realized and unrealized gains and losses are reflected in principal transactions, net.

Brokerage, Exchange and Clearance Rebates/Fees, Net

Brokerage, exchange and clearance fees, net, comprise the costs of executing and clearing trades and are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying Statement of Operations.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allowance for Credit Loss

The Company evaluates certain financial assets measured at amortized cost under the current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The company identified receivable from clearing brokers and rebate receivables are in scope of the guidance. The Company has no allowance for credit losses as of and for year ended December 31, 2025.

TOWER PRINCIPAL MARKETS LLC

1. Nature of business and summary of significant accounting policies (continued)

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Segment Disclosure

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised market making and proprietary trading. The Company has identified its Chief Executive Officer (CEO) as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and the segment financial information is the same as those presented in the financial statements.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The Company assesses the level of inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, 3 during the year.

The following table presents information about the Company's derivatives and financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value as of December 31, 2025:

Assets (at fair value)	Level 1	Level 2	Level 3	Total
(amounts in thousands)				
Financial instruments owned, at fair value				
Exchange Traded Funds	$ 416,763	$ -	$ -	$ 416,763
U.S. government obligations	43,768	-	-	43,768
Foreign government obligations	-	4,936	-	4,936
State and municipal obligations	-	787	-	787
Corporate debt instruments	-	92,513	-	92,513
Option contracts	7,343	-	-	7,343
Total Financial instruments owned, at fair value	**467,874**	**98,236**	**-**	**566,110**
Derivative contracts				
Futures contracts	33,693	-	-	33,693
Total Derivative contracts	**33,693**	**-**	**-**	**33,693**
Total	$ **501,567**	$ **98,236**	$ **-**	$ **599,803**

Liabilities (at fair value)	Level 1	Level 2	Level 3	Total
(amounts in thousands)				
Financial instruments sold, not yet purchased, at fair value				
Exchange Traded Funds	$ 239,967	$ -	$ -	$ 239,967
U.S. government obligations	114,693	-	-	114,693
Foreign government obligations	-	453	-	453
Corporate debt instruments	-	157,490	-	157,490
Option contracts	7,467	-	-	7,467
Total Financial instruments sold, not yet purchased, at fair value	**362,127**	**157,943**	**-**	**520,070**
Derivative contracts				
Futures contracts	25,514	-	-	25,514
Total Derivative contracts	**25,514**	**-**	**-**	**25,514**
Total	$ **387,641**	$ **157,943**	$ **-**	$ **545,584**

TOWER PRINCIPAL MARKETS LLC

2. Fair value measurements (continued)

Substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the asset or liability.

3. Derivative Instruments

The Company's derivative activities are limited to the trading of futures and options on exchanges. These derivative contracts are recorded on the statement of financial condition assets and liabilities measured at fair value, and the net trading gains and losses associated with these derivatives is recorded on the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contracts. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risk based on model and there is no guarantee that the hedging strategies will achieve their desired effect.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of December 31, 2025, the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition. A right of offset exists when the amounts owned by the Company to another party are determinable, the Company has the right to offset the amounts owned with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

The following table provides disclosure regarding the potential effect of offsetting of derivative assets and liabilities presented in the Statement of Financial Condition.

As of December 31, 2025 ($ thousands)	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Pledged	
Assets						
Futures contracts [1]	$ 33,693	$ 25,514	$ 8,178			$ 8,178
Liabilities						
Futures contracts	$ 25,514	$ 25,514	$ -			$ -

[1] The net open trade equity is reflected in receivable from clearing brokers on the Statement of Financial Condition.

TOWER PRINCIPAL MARKETS LLC

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3. Derivative Instruments (continued)

The table below identifies fair value amounts of derivative instruments, included in the Statement of Financial of Condition as derivative contracts, categorized by primary underlying risk at December 31, 2025.

Primary underlying risk (amounts in $ thousands)		Assets	Liabilities
Equity price			
	Futures contracts	17,124	5,621
	Options contracts	5,833	6,383
	Total	22,957	12,004
Digital asset price			
	Futures contracts	6	-
	Total	6	-
Interest rate			
	Futures contracts	16,563	19,893
	Options contracts	1,510	1,084
	Total	18,073	20,977
Total		$ 41,036	$ 32,981

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000. At December 31, 2025, the Company's net capital was $81,995,655, which was $80,995,655 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationship between financial instruments and volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

TOWER PRINCIPAL MARKETS LLC

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7. Receivable to clearing brokers

The amounts receivable from broker arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in receivable from clearing broker in the Statement of Financial Condition include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due to broker have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2025, the amounts reflected in receivable from clearing broker to two clearing brokers. The Company is subject to broker-dealer margining from its clearing broker. The Company has entered into a margin financing facility with an affiliate of the clearing broker which is an uncommitted credit line. This is a risk-based futures margin financing agreement with a limit of $15,000,000. The Company has also agreed to maintain a minimum net liquidating balances of $6,000,000 with ABN AMRO Clearing USA LLC and $1,250,000 with Goldman Sachs & Co. LLC. The combined maintenance margin requirement at the clearing broker at December 31, 2025 is $62,441,668. The Company was in compliance with margin requirements at all times during the year and at year-ended. The amounts borrowed under this facility are included in receivable from broker, and are collateralized by the securities in the account at the clearing broker.

8. Concentrations of credit risk

It is the Company's policy to review, as necessary, the creditworthiness of each counterparty. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by a Futures Commission Merchant (FCM), the Company is exposed to counterparty risk related to the viability of the FCM. At this time, the Company does not consider itself to be at risk with respect to its cash balances.

Securities held at the clearing brokers serve as collateral for the amounts due to the relevant brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing broker has the right to sell or re-hypothecate this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

The Company maintains a bank account with one financial institution. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these account.

9. Related party transactions

The Company has an expense sharing agreement with its Parent. Pursuant to this expense sharing agreement, the Company pays rent for office space and equipment, market data and connectivity fees, office and administrative support services, and other related expenses which are settled on a monthly basis. As of December 31, 2025, $3,863,500 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition. Under this expense sharing agreement certain discretionary compensation amounts are paid to the Parent. The incentive compensation is discretionary in nature and determined by the Company's Chief Executive Officer. The discretionary compensation balance due as of December 31, 2025 was $6,652,534 as reflected on the Statement of Financial Condition.

The Company has a $10,000,000 line of credit with the Parent at rate of the daily published fed funds rate, twenty-five basis points. At any time during the year, and as of year-end, the Company did not borrow from this line of credit.

10. Commitments, Contingencies, and Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts which may constitute guarantees under FASB ASC Topic 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

The maximum payouts for these contracts are limited to the amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written option positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2025, including those that are settled in cash, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent events

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting no items for disclosure.